SECU 08033169 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36638

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: STERNE AGEE FINANCIAL SERVICES, INC. (SAL FINANCIAL SERVICES, INC.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 SHADES CREEK PARKWAY, SUITE 700
(No. and Street)

BIRMINGHAM	ALABAMA	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHERYL WITT (205) 380-1728
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20TH STREET NORTH, SUITE 1800	BIRMINGHAM	AL	35203-3207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2008
THOMSON REUTERS

SEC Mail Processing Section
NOV 28 2008
Washington, DC
101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

We, F. Eugene Woodham and Cheryl Witt, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee Financial Services, Inc., as of September 30, 2008, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Signature

Treasurer
Title

Signature

Chief Financial Officer
Title

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page
X (b) Statement of Financial Condition
(c) Statement of Operations
(d) Statement of Changes in Financial Condition
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

KPMG

STERNE AGEE FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2008 and 2007

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors
Sterne Agee Financial Services, Inc.:

We have audited the accompanying statements of financial condition of Sterne Agee Financial Services, Inc. (a wholly owned subsidiary of Sterne Agee Group, Inc.) (the Company) as of September 30, 2008 and 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Sterne Agee Financial Services, Inc. as of September 30, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 26, 2008

STERNE AGEE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2008 and 2007

Assets		**2008**	**2007**
Cash and cash equivalents	$	2,612,322	2,482,622
Receivables from brokers or dealers		28,421	27,628
Due from affiliates		249,199	41,948
Receivables, net		632,350	748,923
Furniture and equipment (less accumulated depreciation of $182,734 in 2008 and $155,023 in 2007)		98,340	82,247
Intangible assets, net		99,417	179,167
Other assets		212,281	253,797
Total assets	$	3,932,330	3,816,332
Liabilities and Stockholder's Equity			
Due to parent company	$	13,206	145,496
Due to affiliates		15,691	273,236
Other liabilities		2,255,825	1,821,616
Total liabilities		2,284,722	2,240,348
Commitments and contingencies (note 4)			
Stockholder's equity:			
Preferred stock, $0.001 par value. Authorized 500 shares, no shares issued or outstanding		—	—
Common stock, $0.001 par value. Authorized, issued, and outstanding 2,500 shares		2	2
Additional paid-in capital		1,658,998	1,658,998
Accumulated deficit		(11,392)	(83,016)
Total stockholder's equity		1,647,608	1,575,984
Total liabilities and stockholder's equity	$	3,932,330	3,816,332

See accompanying notes to statements of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) *Description of Business and Principles of Consolidation*

Sterne Agee Financial Services, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent), is a registered broker dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Its principal business activities include the execution of securities transactions for institutional and retail customers, as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of independent brokers and third party marketing agreements with various banks. The Company also reintroduces customers through its discount brokerage operation. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SAL), an affiliate, to serve as the carrying broker, to clear and perform the majority of other back office operations and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement.

(b) *Use of Estimates in Financial Statements*

The preparation of statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

(c) *Accounting for Securities Transactions*

Securities transactions are recorded on a trade date basis. Securities owned and receivables/payables with customers, if any, are recorded on a settlement date basis, which does not differ materially from a trade date basis.

(d) *Intangible Assets*

Intangible assets represent primarily the excess of consideration paid over the fair value of tangible assets acquired in connection with purchases of assets and assumptions of liabilities. Assets purchased included broker/agent contracts, clearing contracts, and client accounts. The amount by which the consideration paid exceeded the fair value of net tangible assets acquired was $550,000. Under the requirements of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, the Company established this amount as an intangible asset with a definite life and is amortizing it over seven years on a straight line basis which is considered representative of the estimated lives of the relationships and contracts acquired. Intangible assets also

include approximately $46,250 representing the amount paid for a brokerage license which was contributed to the Company as part of its original capitalization.

Intangible assets at September 30, 2008 and 2007 are summarized as follows:

		2008	2007
Intangible assets subject to amortization	$	53,167	132,917
Unamortized intangible asset (brokerage license)		46,250	46,250
Total intangible assets	$	99,417	179,167

(e) ***Furniture and Equipment***

Furniture and equipment are recorded at cost. Depreciation and amortization are provided on a straight line basis over the estimated useful lives of the assets.

(f) ***Cash and Cash Equivalents***

Cash and cash equivalents include short term highly liquid investments with original maturities of three months or less.

(g) ***Reclassification***

Certain amounts in the 2007 statements of financial condition have been reclassified to conform to the 2008 presentation.

(h) ***Recent Accounting Pronouncements***

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, An Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies that the benefit of a position taken or expected to be taken in a tax return should be recognized in a company's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*, when it is more likely than not that the position will be sustained based on its technical merits. FIN 48 also prescribes how to measure the tax benefit recognized and provides guidance on when a tax benefit should be derecognized as well as various other accounting, presentation, and disclosure matters. This interpretation is effective for the Company on October 1, 2009. The Company does not believe the adoption of FIN 48 will have a material impact on its financial position.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which establishes a hierarchy to be used in performing measurements of fair value. SFAS No. 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. Additionally, SFAS No. 157 provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. SFAS No. 157 is effective prospectively for fiscal years beginning after November 15, 2007. Therefore, this

interpretation is effective for the Company for the fiscal year beginning October 1, 2008. The Company does not believe the adoption of SFAS No. 157 will have a material impact on its financial position.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which allows an irrevocable election to measure certain financial assets and financial liabilities at fair value on an instrument by instrument basis, with unrealized gains and losses recognized currently in earnings. Under SFAS No. 159, the fair value option may only be elected at the time of initial recognition of a financial asset or financial liability or upon the occurrence of certain specified events. Additionally, SFAS No. 159 provides that application of the fair value option must be based on the fair value of an entire financial asset or financial liability and not selected risks inherent in those assets or liabilities. SFAS No. 159 requires that assets and liabilities which are measured at fair value pursuant to the fair value option be reported in the financial statements in a manner that separates those fair values from the carrying amounts of similar assets and liabilities which are measured using another measurement attribute. SFAS No. 159 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. SFAS No. 159 is effective prospectively for fiscal years beginning after November 15, 2007. Therefore, this interpretation is effective for the Company for the fiscal year beginning October 1, 2008. The Company does not believe the adoption of SAFS No. 159 will have a material impact on its financial position.

(2) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3 1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2008 and 2007, the Company had net capital of $904,671 and $912,115, respectively, which amounts were $752,357 and $762,758 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection – Reserves and Custody of Securities Rule (Rule 15c3 3) pursuant to Section (k)(2)(ii) of the Rule.

(3) Securities Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company, or (d) when it can be established that the market place can absorb only a limited number of shares of a security for which a ready market seemingly exists.

These securities represented equities at estimated fair values of $44,100 at September 30, 2008.

(4) Commitments and Contingencies

The Company, in its capacity as a broker dealer, is subject to litigation and various claims in the ordinary course of business. Management does not believe the ultimate outcome of these matters will have a material effect on the Company's financial position.

(5) Related Party Transactions

SA Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

SAL and SA Group provide office space, communications, and clearing services to the Company in the normal course of operations. These amounts are primarily allocated expenses from SAL and SA Group.

Cash and cash equivalents are held in accounts with SAL. SAL serves as the custodian for the Company for securities, cash, and other property owned by or in the fiduciary accounts.

(6) Income Taxes

The Company is included in the consolidated federal income tax return filed by SA Group. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statements of financial condition, utilizing currently enacted tax laws, and rates.

Deferred tax assets and liabilities are determined under the liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rated in effect for the applicable tax periods. In accordance with SFAS No. 109, *Accounting for Income Taxes*, the Company has recorded the following:

		September 30	
		2008	**2007**
Deferred tax assets:			
Fixed assets	$	9,213	7,359
Intangible amortization		97,575	64,774
Total deferred tax assets	$	106,788	72,133

Management has concluded that the realization of deferred tax assets is more likely than not; accordingly, there were no valuation allowances during either 2008 or 2007.

END